



03 JUL -2 AM 7:21

30th June 2003
BJ/SH-L2/636

82-3733

SUPPL

The Stock Exchange
Corporate Relationship Departmen
Rotunda Building, First Floor
New Trading Ring, Dalal Street
Mumbai 400 001

Dear Sirs,

This is with further reference to our letter No.BJ/SH-L2/581 dated 28th May 2003 forwarding the following:-

1. Audited Annual Financial Results of the Company for the year ended 31st March 2003 and
2. Unaudited Consolidated Financial Results of the Company for the year ended 31st March 2003.

Pursuant to Clause 41 of the Listing Agreement, we forward herewith the Audited Financial Results (Consolidated) of the Company for the year ended 31st March 2003, as approved by the Board of Directors on 30th June 2003, together with the reasons for variation of more than 20%.

Yours faithfully,
For The Tata Power Co. Ltd.



PROCESSED
JUL 11 2003
THOMSON FINANCIAL

Company Secretary &
Senior General Manager (Corporate Affairs)

Encls.

cc: Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA



TATA POWER

The Tata Power Company Limited
Bombay House, 24 Homi Mody Street, Mumbai 400 001
Website: www.tatapower.com

Audited financial results (Consolidated) for the year ended 31st March, 2003

Particulars	Year ended 31.03.2003	Year ended 31.03.2002
	Rs. Crores	Rs. Crores
1. Net Sales/Income from Operations	**4820.15**	**3867.61**
2. Expenditure		
a) Staff Cost	184.13	139.18
b) Cost of Power Purchased	700.39	399.03
c) Cost of Fuel	2062.59	1768.44
d) Other expenditure	603.29	583.36
e) Total expenditure (2a to 2d)	3550.40	2890.01
3. Operating Profit	1269.75	977.60
4. Other Income	141.56	253.24
5. Interest and Finance Charges	343.80	352.18
6. Gross Profit after interest but before Depreciation, Extraordinary items and Tax (3+4-5)	1067.51	878.66
7. Depreciation/Amortisation	387.16	316.44
8. Profit before Minority Interest and share of loss of Associates,provision for taxation and extraordinary items (6-7)	**680.35**	**562.22**
9. Extraordinary Items		
Profit on sale of long term investments	0.00	91.37
10. Profit before Tax (8+9)	680.35	653.59
11. Provision for Taxation(including Deferred Tax)	164.37	165.13
12. Net Profit after tax before share of loss of Associates, Minority Interests and Statutory Appropriations (10-11)	**515.98**	**488.46**
13. Share of loss of Associates	125.32	NA
14. Net Profit after tax before Minority Interests and Statutory Appropriations (12-13)	**390.66**	***488.46**
15. Minority Interests	0.85	1.04
16. Net Profit before Statutory & Special Appropriations (14-15)	389.81	*487.42
17. Statutory & Special Appropriations	69.91	126.85
18. Distributable Profit (16-17)	319.90	*360.57
19. Paid-up Equity Share Capital (Face Value: Rupees Ten per share)	197.87	197.87
20. Reserves including Statutory Reserves	3701.81	*3493.82
21. Basic and Diluted Earnings per Share on Profit after Taxes, Statutory Appropriations and Minority Interest on shares outstanding)(before extraordinary items) (In Rupees)	16.17	*13.60
22. Basic and Diluted Earnings per Share on Profit after Taxes, Statutory Appropriations and Minority Interest on shares outstanding)(after extraordinary items) (In Rupees)	16.17	*18.22
23. Aggregate of non-promoter shareholding		
No of shares	13,35,04,022	13,34,90,022
% of shareholding	67.46	67.45
24. Dividend		
a. Interim		
Rate per share (Face Value Rs. 10/-) (In Rupees)	Nil	5.00
Amount (Rs. in crores)	Nil	99.06
b. Final (Proposed)		
Rate per share (Face Value Rs. 10/-) (In Rupees)	6.50	Nil
Amount (Rs. in crores)	128.78	Nil

* As Accounting Standard (AS) 23 - Accounting for Investments in Associates in Consolidated Financial Statements and Accounting Standard (AS) 27 - Financial Reporting of Interests in Joint Ventures in Consolidated Financial Statements have become operational only for accounting periods commencing on or after 1st April, 2002, the figures for the year ended 31st March, 2002, do not include consolidation of the results of Associates and Joint Ventures and are not therefore comparable.

Date: 30th June, 2003.

For and on behalf of the Board of
THE TATA POWER COMPANY LIMITED



P. K. KUKDE
Executive Director


TATA



Explanation for the variation of more than 20% between the unaudited financial results (consolidated) and audited financial results (consolidated).

1. Staff Cost — Unaudited Rs. 144.08 crores; Audited Rs. 184.13 crores

   Share of joint venture of Rs. 40.04 crores was earlier grouped with Other Expenditure has now been regrouped. However, there is no impact on Total Expenditure.

2. Share of loss of associates — Unaudited Rs. 178.70 crores; Audited Rs. 125.32 Crores

   a. Reasons for difference are as follows:

      i. Accounting Standard 23(AS23)-"Accounting for Investments in associates in Consolidated Financial Statements " and Accounting Standard 27 (AS27)- "Financial Reporting of Interest in Joint Ventures" issued by the Institute of Chartered Accountants of India, having become mandatory for companies for all accounts commencing from 1st April 2002, have been incorporated for the first time in these consolidated accounts.

      ii. The unaudited consolidated results, in majority of the associates, were based on unaudited results / management estimates of those companies. The audited results of these companies now having been made available have been incorporated in these audited results.

      iii. In certain instances, even the unaudited numbers were not available. On receipt of the audited results of these companies, the same have been incorporated in these audited consolidated financial results.

3. Minority Interest — Unaudited Rs.0.44 crores; Audited Rs. 0.85 crores

   The minority interest in respect of interim dividend was earlier considered after distributable profits as appropriation.



4. Net Profit AfterTax before Minority Interest and Statutory Appropriations

	Unaudited	Rs. 325.22 crores
	Audited	Rs. 390.66 crores

5. Net Profit Before Statutory and Special Appropriations

	Unaudited	Rs. 324.78 crores
	Audited	Rs. 389.81 crores

6. The Distributable Profit	Unaudited	Rs. 254.87 crores
	Audited	Rs. 319.90 crores

For paras 4,5 & 6 the reasons are as stated under paras 2 & 3 above.

For and on behalf of The Board of
The Tata Power Company Ltd.



P. K. KUKDE
Executive Director